EXHIBIT 99

Each transaction reported occurred as a direct result of the financial difficulties of MF Global and the bankruptcy proceeding instituted by it on October 31, 2011. Specific information provided as to those transactions is believed to be accurate. The difficulty of obtaining confirmation of such information through the bankruptcy and, later, through the Security Investors Protection Act Trustee, prevented timely filing of the reported transactions. Further information as to the reported transactions follows:

Mr. Warren transferred Cascade Corporation shares owned by him into a margin account in his name at Mega Capital, L.L.C. In the course of commodity trading for the account, Mega Capital, L.L.C. transferred the contributed shares to a margin account, apparently in Mr. Warren’s name, at MF Global. It appears that MF Global transferred 16,862 Cascade Corporation shares to a third party prior to the time it entered bankruptcy and credited the margin account in Mr. Warren’s name with $40.10 per share. The MF Global bankruptcy estate retained 9,562 Cascade shares, crediting $43.10 per share against the remaining margin debt on Mr. Warren’s account as of October 31, 2011. 1,000 shares were held in what is described as a control account and were sold, apparently by the MF Global bankruptcy trustee, on December 22, 2011, at a price of $46.525 per share.

None of the reported transactions took place with Mr. Warren’s prior or contemporaneous knowledge.